

May 9, 2022

Anthony W. Villani
Chief Legal Officer
Finance of America Companies Inc.
5830 Granite Parkway, Suite 400
Plano, Texas 75024

> **Re: Finance of America Companies Inc.**
> **Post Effective Amendment on Form S-3**
> **Filed April 20, 2022**
> **File No. 333-256453**

Dear Mr. Villani:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment filed April 20, 2022

General

1. You do not appear to be eligible to use Form S-3 for the proposed transaction. It appears that the effectiveness on February 12, 2021 of your Form S-4 relating to your SPAC business combination triggered a 15(d) reporting obligation that began on February 12, 2021, and that you failed to provide the predecessor December 31, 2020 financial statements when due. Based on section 1330.5 of the Division's Financial Reporting Manual, your December 31, 2020 financial statements were due either 90 days after fiscal year end if the company filed a Form 8-A, or 90 days after effectiveness of the Securities Act registration statement that triggered the 15(d) obligation. Although you filed a 10-K/A restating the SPAC's December 31, 2020 financials, a10-K containing your own December 31, 2020 financials was never filed. To be eligible to use Form S-3, registrants

must timely file all required reports during the twelve calendar months prior to the filing of the registration statement, subject to certain limited exceptions. See General Instruction I.A.3(b) of Form S-3. Please advise us as to the reasons you believe that you are eligible to file on Form S-3, or re-file your post-effective amendment to Form S-1 on the appropriate form.

2. It appears that you are relying on General Instruction I.B.6 of Form S-3 for your offering of the shares issuable upon the exercise of outstanding warrants. If true, please confirm such reliance. If your filing remains on Form S-3, please confirm that you will include the Form S-3 Instruction 7 to I.B disclosures upon takedown, or in an amendment if one is otherwise required. Refer to Instruction 7 to General Instruction I.B.6 stating that registrants "must set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the registrant's outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus." Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: William R. Golden III